Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-          ) and related Prospectus of Atlas Air Worldwide Holdings, Inc. for the registration of 7,939,690 shares of its common stock and to the incorporation by reference therein of our reports dated March 12, 2007, with respect to the consolidated financial statements and schedule of Atlas Air Worldwide Holdings, Inc., Atlas Air Worldwide Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Atlas Air Worldwide Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/  Ernst & Young, LLP
Ernst & Young, LLP
New York, New York
April 13, 2007